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VIA EDGAR

March 29, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”) Filed February 12, 2013 File No. 000-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below are Teva’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 19, 2013 to Eyal Desheh, Teva’s Chief Financial Officer. For your convenience, we have set forth below the Staff’s comments in italics, followed by Teva’s responses thereto.   We expect to submit a separate letter containing Teva’s “Tandy acknowledgment” later next week.

As further described below, Teva proposes to make any changes to its disclosure commencing either with its Form 6-K with respect to the quarter ended March 31, 2013 (the “First Quarter Form 6-K”) or its Form 20-F for the fiscal year ending December 31, 2013 (the “2013 Form 20-F”).

Specialty Products
Central Nervous System, page 22

1.
You disclose, on page 22, that the Orange Book patent will expire on May 21, 2014 and on page F-36 that competitors have submitted ANDAs for generic version of Copaxone. Given that revenue for Copaxone was approximately $4 billion, $2.9 billion in the United States, the loss of patent could have a material impact on your future financial results, please provide us revised disclosure to include in future periodic reports which discusses in quantitative and qualitative terms, the impact that expirations of the Orange Book patent to Copaxone in the United States in 2014 and in most of the rest of the world in May 2015 will have on your results of operations and liquidity in future periods. Please include in your discussion the ease or difficulty for other companies to develop competing branded or generic products.

 New York    Washington Paris  London Milan Rome Frankfurt  Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jim B. Rosenberg
Securities and Exchange Commission
March 29, 2013

To the extent that you are aware of any competitors’ products in development and nearing commercialization that are expected to compete with Copaxone when exclusivity ends in the next three years, please disclose as applicable.

Teva’s 2012 Form 20-F highlights in several places the possibility of generic competition following the expiration in 2014 of the U.S. Orange Book patents covering Copaxone®, the Company’s leading innovative product, as well as competition due to the development and introduction of alternative innovative products. See, for example, Risk Factors, on page 5 of the 2012 Form 20-F. Following the discussion of the upcoming patent expirations on page 22 of the 2012 Form 20-F noted in the Staff’s comment above, the Company describes in greater detail the principal competitors for Copaxone®, both current products and emerging oral therapies.

In order to better highlight this risk and in response to the comment of the Staff, commencing with the First Quarter Form 6-K, the Company proposes to include in its Operating and Financial Review and Prospects (“OFRP”) discussion, the below disclosure, modified as appropriate to reflect then-current circumstances and developments. The proposed disclosure reemphasizes Copaxone®’s quantitative importance to Teva’s financial results; however, at this time the Company cannot more precisely quantify the impact of such competition due to uncertainties concerning (i) the timing and outcome of its patent litigations in the U.S. and other jurisdictions, (ii) the timing and nature of the regulatory pathway and approvals required for purported generic equivalents of Copaxone® (due to its complexity, as described in the below disclosure, and unlike most other generic products) and for new products, and (iii) the timing and extent of market acceptance of alternative therapies.

Copaxone®, our leading innovative medicine, was responsible for $__ billion, or approximately ___%, of our revenues (including $__ million in the U.S.) during the three months ended March 31, 2013, and a significantly higher percentage contribution to our profits and cash flow from operations during such period. Copaxone® faces competition from existing injectable products, such as the beta-interferons Avonex®, Betaseron®, Rebif® and Extavia®, as well as from Tysabri®, a monoclonal antibody. In addition, we expect that the market for MS treatments will change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, Biogen’s recently-approved Tecfidera™ and Genzyme’s Lemtrada™, which is currently near commercialization, are expected to provide especially intense competition due to the substantial convenience of oral administration.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
March 29, 2013

Our U.S. Orange Book patents covering Copaxone® expire in May 2014, with an additional non-Orange Book patent expiring in September 2015; we have patents expiring in May 2015 in most of the rest of the world. A number of our competitors in the U.S., including Momenta/Sandoz, Mylan/Natco and Synthon, have filed ANDAs for purported generic versions of Copaxone® challenging our patents. These products are currently enjoined until September 2015, and given the inability of even the most state-of-the-art analytical techniques to fully characterize Copaxone®’s active ingredients, as well as published results showing significant differences in gene expression between Copaxone® and purported generic versions, the regulatory pathway for their approval is uncertain. We believe that any purported generic version should be studied in pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in RRMS patients to establish safety, efficacy and immunogenicity.  Furthermore, because of the chemical complexity of Copaxone® , we believe that it can only be safely manufactured using a series of proprietary methods that have been perfected by Teva for more than 20 years.

Results of Operations
Revenues - Europe - Specialty Medicines, page 63

2.
Throughout MD&A, when more than one factor has resulted in an increase or decrease, quantify the effect of each. For example, you disclose here: “Revenues from specialty medicines in Europe in 2012 amounted to $1.6 billion, an increase of 42% compared to 2011. In local currency terms, sales increased by 53%, primarily driven by the inclusion of full year sales of Cephalon, the completion of the transition of the distribution and marketing rights for Copaxone to us from Sanofi, and the launch of Zoely.” Confirm that you will quantify each factor underlying changes in future filings.

In its OFRP discussion, the Company analyzes its financial results in a manner that gives greater emphasis to the more significant factors. In addition, following a Staff comment last year, Teva provided a further quantitative breakdown in its 2012 Form 20-F of the various factors contributing to changes in operating margin and gross margin. In response to the above comment, in future filings where two or more factors that contributed to a change in a line item are discussed, the Company will provide additional quantitative disclosure regarding the contributions of the stated factors where it believes such information is material to an investor’s understanding of the financial results.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
March 29, 2013

Research and Development (R&D) Expenses, page 70

3.
 In response to our review of your Form 20-F for the fiscal period ended December 31, 2011 you responded in correspondence dated April 23, 2012, that you would include expanded disclosure regarding your R&D expenses including a table of branded R&D expense and number of projects by development phase in future filings. We did not note this information in our review of your Form 20-F for the fiscal period ended December 31, 2012. Please provide this information in future filings or tell us why you believe this information is not warranted.

Although the Company included additional disclosure regarding its R&D pipeline, including the development stage of various projects, in Item 4 of its 2012 Form 20-F, the expanded disclosure regarding R&D expenses that was intended to be included in the OFRP was inadvertently omitted from the filing. Disclosure similar to that included in my correspondence of April 23, 2012 will be included in the 2013 Form 20-F, but updated to reflect intervening changes in the Company’s R&D strategy.

Note 2 - Certain Transactions
2) South Korea venture, page F-18

4.
Please tell us how you will be accounting for the agreement you entered into with Handok Pharmaceutical Co and whether the venture is a variable interest entity and you are the primary beneficiary and why or why not.

The agreement for the venture with Handok closed only in January 2013, and we have just begun the lengthy process of creating the structure in which the business will operate.   Currently and for the foreseeable future, the Company expects the venture’s results to be insignificant to the Company’s overall consolidated results. The Company is still in the process of evaluating the appropriate accounting treatment for the venture and will include disclosure in its financial statements of such accounting treatment, once its evaluation is complete.

Note 17 – Impairments, Loss Contingencies, Restructuring and Others, page F-52

5.
Please provide us revised disclosure to include in future periodic reports that states the factors contributing to the write downs of in-process R&D, existing product rights and property, plant and equipment. Refer to ASC 350-30-50-3 and 360-10-50-2.

In accordance with ASC 350-30-50-3 (Disclosures Relating to Impairment Losses) and ASC 360-10-50-2 (Disclosures Relating to Impairment of Long-Lived Assets Classified as to be Held and Used) and in response to the above comment, the

Mr. Jim B. Rosenberg
Securities and Exchange Commission
March 29, 2013

Company will include the enhanced disclosure included in Appendix A hereto (new text underscored) in the financial statements to be included in its 2013 Form 20-F. As indicated on Appendix A, the proposed new disclosure in Note 17 provides additional detail regarding the facts and circumstances leading to the impairments in 2012. In addition, as set forth in Appendix A, the expanded disclosure provides additional detail regarding factors the Company reflects in its discounted cash flow model used for determining the fair value of these assets.   To the extent Teva has additional impairments in the quarterly periods prior to its 2013 Form 20-F, it will include appropriate disclosure of the factors contributing to the write downs in its quarterly financial statements it furnishes on Form 6-K.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Lisa Vanjoske (SEC)
Dana Hartz (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)

Appendix A
Proposed Enhanced Disclosure Regarding Impairments

Note 17 to audited financial statements in 2012 Form 20-F (excerpt, with added text underscored):

Note 17 – Impairments, Loss Contingencies, Restructuring and Others:

 . . . . .

In determining the estimated fair value of the long-lived assets, we utilized a discounted cash flow model. The key assumptions within the model related to forecasting future revenue and operating income, an appropriate weighted average cost of capital, and an appropriate terminal value based on the nature of the long-lived asset.  The Company’s updated forecasts of net cash flows for the impaired assets reflect, among other things, the following: (i) for research and development in-process assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risks associated with these assets; and (ii) for product rights, an increased competitive environment.

Definite life intangible assets are amortized using mainly the straight-line method over their estimated period of useful life, which is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Impairment may be triggered whenever events or circumstances present an indication of impairment.

Upon completion of the related research and development efforts, management determines the remaining useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development efforts are impaired.

Impairment of long-lived assets for the year ended December 31, 2012 amounted to $1.1 billion, comprised of impairments of:

1.         Identifiable intangible assets of $858 million (see note 7b):

a.
In-process R&D write downs amounted to $625 million, including, following an overall assessment of the molecule, including a review of recent clinical data, $268 million relating to obatoclax for the treatment of small cell lung cancer and $96 million relating to CEP-37247 anti-tumor necrosis factor for the treatment of sciatica. Armodafinil (Nuvigil®) for the treatment of bi-polar disorder was also impaired in the amount of $79 million to reflect a settlement agreement with Mylan. We further impaired CureTech’s in-process R&D by $127 million, also following an overall assessment of the molecule, including a review of recent clinical data.

b.	Impairment, based on current market conditions and supply chain complications, of existing product rights of $233 million, which included

(i)

mainly Enjuvia®, a women’s health marketed product, for a total of $62 million, Gabatril® for $43 million, and Ivax’s verapamil for $20 million.

2.         Property, plant and equipment of $190 million, which included various impairments to manufacturing and research and development facilities, based on management decisions regarding their expected use, which triggered a re-assessment of fair value.  See note 6.

3.         Non-current investments of $23 million.

 . . . . .

(ii)